Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

By Electronic Mail

March 20, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 19, 2025, The Nasdaq Stock Market (the "Exchange") received from TR Finance LLC and the Additional Registrants named therein (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:


3.350% Notes due 2026
5.850% Notes due 2040
4.500% Notes due 2043
5.650% Notes due 2043
5.500% Debentures due 2035


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrants are seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi